



A & G Collective LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $500,000

Offering End Date: June 12, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: A & G Collective LLC

Founded: March 4, 2021

Address: 1960 University Ave
Berkeley, CA 94704

Industry: Full-Service Restaurants

Employees: 14

Website: https://www.rosepizzeria.com/

Use of Funds Allocation:

If the maximum raise is met:

$470,000 (94.00%) – of the proceeds will go towards working capital- second location opening
$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 9,671 Followers





Business Metrics:

	FY23	FY24	YTD 3/31/2025
Total Assets	$879,128	$920,490	$601,312
Cash & Cash Equivalents	$412,299	$221,548	$145,259
Accounts Receivable	$19,697	$0	$0
Short-term Debt	$94,227	$134,057	$334,274
Long-term Debt	$769,206	$695,973	$91,192
Revenue	$1,566,985	$2,022,783	$519,561
Cost of Goods Sold	$438,351	$542,992	$124,434
Taxes	$0	$0	$0
Net Income	$82,111	$127,407	$38,235

Recognition:

A & G Collective LLC (DBA Rose Pizzeria) opened in December 2021 after co-founders Alexis and Gerad returned to the Bay Area following a seven-year hiatus. With a "Cal-Ital" cooking approach and experience from kitchens across the country, they set out to make pizza that's rooted in tradition but modern in execution. In June 2024, they were honored to be featured in the New York Times "22 Best Pizza Places to Eat in the United States." Then in March 2025, they placed 4th in the world for "Best Pizza Slice." Those recognitions brought a lot of new faces through their doors—but at the core, they're still just a neighborhood pizza shop doing what they love.

About:

A & G Collective LLC (DBA Rose Pizzeria) brings back the magic of the classic neighborhood pizzeria—where quality pizza, fair prices, and thoughtful ingredients come together. Inspired by old-school pizzeria flavors, every pie delivers that nostalgic taste you didn't know you were missing.

For more information, contact our Customer Support Team at support@thesmbx.com

